SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Neovasc Inc.
(Name of Issuer)

Common Shares, without par value
(Title of Class of Securities)

64065J304
(CUSIP Number)

Kate Inman General Counsel, Secretary OPKO Health, Inc. 4400 Biscayne Boulevard Miami, Florida 33137 Telephone: (305) 575-4100
(Name, address and telephone number of person authorized to receive notices and communications)

August 7, 2019
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64065J304	Schedule 13D	PAGE 2 of 4

1	NAME OF REPORTING PERSONS OPKO Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER
338,575 (1)
		8	SHARED VOTING POWER
0
		9	SOLE DISPOSITIVE POWER
338,575 (1)
		10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
	338,575		(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
	4.5%	(2)
14	TYPE OF REPORTING PERSON CO

(1)	Comprised of shares of common stock, no par value (the “Common Shares”), of Neovasc Inc. (the “Issuer”).

(2)
Calculated based on 7,481,157 Common Shares outstanding as of August 7, 2019, as reported by the Issuer in its Management’s Discussion and Analysis furnished to the Securities and Exchange Commission on Form 6-K on August 7, 2019.

CUSIP No. 64065J304	Schedule 13D	PAGE 3 of 4

EXPLANATORY NOTE
This Amendment No. 1 (the “Amendment”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of OPKO Health, Inc., a Delaware corporation (“OPKO”) and relates to the common shares, no par value (the “Common Shares”), of Neovasc Inc. (the “Issuer”). This Amendment is being filed solely as a result of a change in the Issuer’s issued and outstanding Common Shares to reflect that OPKO ceased to be the beneficial owner of more than 5% of the Issuer’s issued and outstanding Common Shares, and amends and supplements the statement on Schedule 13D filed by OPKO, Phillip Frost, M.D., and Frost Gamma Investments Trust (“FGIT”) with the SEC on June 12, 2019 (the “June 2019 Schedule 13D”), which amended and restated the Schedule 13G filed by OPKO on February 14, 2017, as amended on February 14, 2018 and February 14, 2019. As noted in the June 2019 Schedule 13D, any group between Dr. Frost and OPKO that may have existed with respect to securities of the Issuer prior to the June 2019 Schedule 13D has ceased to exist. OPKO is the sole reporting person with respect to this Amendment. Except as set forth herein, this Amendment does not modify any of the information previously reported by OPKO in the June 2019 Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the June 2019 Schedule 13D.

ITEM 5.	Interest in Securities of the Issuer.
Items 5(a)-(c) and (e) are hereby amended and restated to read as follows:

(a)
OPKO is the beneficial owner of and directly holds 338,575 Common Shares or approximately 4.5% of the Issuer’s issued and outstanding Common Shares, based on 7,481,157 shares outstanding as of August 7, 2019 as reported by the Issuer in its Management’s Discussion and Analysis furnished to the SEC on Form 6-K on August 7, 2019.

OPKO’s reported ownership does not include securities owned by FGIT, an affiliate of Phillip Frost, M.D., OPKO’s Chairman and Chief Executive Officer (“Dr. Frost”). FGIT holds 116,514 Common Shares, or approximately 1.5% of the Issuer’s issued and outstanding shares, based on 7,481,157 shares of Common Stock outstanding as of August 7, 2019, as reported by the Issuer in its Management’s Discussion and Analysis furnished to the Securities and Exchange Commission on Form 6-K on August 7, 2019. Dr. Frost is the sole trustee of FGIT. OPKO disclaims beneficial ownership of the securities of the Issuer owned by FGIT and Dr. Frost.

(b)	OPKO has the sole power to vote and dispose of the 338,575 Common Shares owned by it.

(c)	There have been no transactions in the Common Shares effected by OPKO in the last 60 days.

(e)	OPKO ceased to be the beneficial owner of more than 5% of the Common Shares on or about August 7, 2019.

CUSIP No. 64065J304	Schedule 13D	PAGE 4 of 4

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OPKO Health, Inc.

Dated: October 2, 2019	By:	/s/ Kate Inman
	Name:	Kate Inman
	Title:	General Counsel, Secretary